Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Announce Second Quarter 2020 Results and Host a Conference Call and Webcast on August 12, 2020

Dartmouth, Nova Scotia; August 3, 2020 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines to fight against infectious diseases including COVID-19, announced today that it will hold a conference call and webcast on Wednesday, August 12, 2020 at 8:00 a.m. ET to discuss the company’s second quarter 2020 financial and operational results.

Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (international) using the conference ID: 2593517

Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies and vaccines based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. IMV is also developing a DPX-based vaccine to fight against COVID-19. For more information, visit www.imv-inc.com and follow us on Twitter and LinkedIn

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com